SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2021
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 3, 2021

List of materials

Documents attached hereto:

i) Press release: Notice Regarding Voluntary Adoption of International Financial Reporting Standards (IFRS)

February 3, 2021
Sony Corporation

Notice Regarding Voluntary Adoption of International Financial Reporting Standards (IFRS)

Sony Corporation (“Sony”) today approved by the resolution of its Board of Directors the voluntary adoption of International Financial Reporting Standards (“IFRS”) for its consolidated financial statements, in lieu of the currently applied Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).  This decision was made with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and improving the international comparability of financial information in the capital markets.

Sony plans to disclose its consolidated financial statements in accordance with IFRS from the first quarter of the fiscal year ending March 31, 2022.  Planned disclosure for each accounting period is as follows:

Accounting period	Disclosure materials	Accounting standards applied
Fiscal year ending March 31, 2021	Earnings release (financial statements and outlook) Consolidated financial statements pursuant to the Companies Act of Japan Annual Securities Report / Form 20-F	U.S. GAAP*
First quarter and subsequent quarters of the fiscal year ending March 31, 2022	Quarterly earnings release (quarterly financial statements and outlook) Quarterly Securities Report	IFRS
Fiscal year ending March 31, 2022	Earnings release (financial statements and outlook) Consolidated financial statements pursuant to the Companies Act of Japan Annual Securities Report / Form 20-F	IFRS
*The forecast for the fiscal year ending March 31, 2022 to be included in the earnings release for the fiscal year ending March 31, 2021 will be based on IFRS.

- EOF -